Mail Stop 3561

      March 30, 2006


Via U.S. Mail

Richard V. Kent, Esq.
General Counsel
Wholesale Auto Receivables Corporation
200 Renaissance Center, 9th Floor
Detroit, MI  48265

Re: 	Wholesale Auto Receivables Corporation
	Registration Statement on Form S-3
	Amendment No. 1 filed March 21, 2006
	File No. 333-131524

Dear Mr. Kent:

      We have limited our review of your filing for compliance with
Regulation AB. Please note that our limited review covers only those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement should be applied universally, if applicable.

      Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.


Prospectus Supplement

Capitalization of the Trust, page S-2
1. We note your response to prior comment 9 that the issuing entities formed by the Depositor in connection with the transactions will be master trusts. We also note your response that you will issue securities as a result of the "retirement of previously issued securities." Please confirm that the master trusts will be structured within the limitations of Item 1101(c)(3)(i) of Regulation AB. Refer to section III.A.2.f. of the Regulation AB Adopting Release (Release
No. 33-8518).

Base Prospectus

Liquidity and Credit Support, page 42
2. We note your response to prior comment 14 that you expect to use interest rate or currency swaps. If you intend to use currency swaps, please revise the second to last paragraph of this section to describe them here. Please also delete your reference to "other derivative products."

* * * * *

      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Rolaine Bancroft at (202) 551-3313 or me at
(202) 551-3814 with any other questions.

      Regards,


      Sara W. Dunton
      Senior Attorney

cc:	Jeffrey S. O`Connor, Esq.
	Kirkland & Ellis LLP
	Fax:  (312) 861-2200
Richard V. Kent, Esq.
Wholesale Auto Receivables Corporation
March 30, 2006
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